Exhibit 99.1

Alterity Therapeutics Limited

Appendix 4D

Half-year ended 31 December 2021

Name of entity:	Alterity Therapeutics Limited
ABN:	37 080 699 065
Half-year ended:	31 December 2021
Previous period:	31 December 2020

Results for announcement to the market

A$
Revenue from ordinary activities	Down	79.4% to 1,350
Net loss after tax (from ordinary activities) for the period attributable to members	Down	(23.1)% to 6,583,559
Net loss after tax for the period attributable to members	Down	(23.1)% to 6,583,559

Net tangible assets per security

	31 December	31 December
	2021	2020
	cents	cents

Net tangible asset backing (cents per share)	1.71	1.69

Explanation of results

Alterity Therapeutics Limited recorded income of $1,350 for the half-year ended 31 December 2021 (2020: $6,553) which is interest received on the Group’s bank accounts. Alterity Therapeutics Limited has incurred a loss of $6,583,559 for the half-year ended 31 December 2021 (2020: $8,561,862).

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

Distributions

No dividends have been paid or declared by the Group for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the period ended 31 December 2021.

Other information required by Listing Rule 4.2A

N/A

Interim review

The interim financial statements have been reviewed by the Group’s independent auditor without any modified opinion, disclaimer or emphasis of matters.

Alterity Therapeutics Limited

ABN 37 080 699 065

Interim financial report for the

half-year ended 31 December 2021

i

Alterity Therapeutics Limited

Corporate directory

Directors	Mr. Geoffrey Kempler
Chairman

Mr. Brian Meltzer
Independent Non-Executive Director

Mr. Peter Marks
Independent Non-Executive Director

Mr. Lawrence Gozlan
Non-Executive Director

Dr. David Sinclair (resigned 4 January 2022)
Non-Executive Director

Mr. Tristan Edwards (resigned 4 January 2022)
Non-Executive Director

Secretary	Mr. Phillip Hains

Principal registered office in Australia	Level 3, 62 Lygon Street
Carlton Victoria 3053
Australia
+61 3 9824 5254

Share register	Computershare Investor Services Pty Ltd Yarra Falls, 452 Johnston Street Abbotsford Victoria 3067
1300 85 05 05 (within Australia) & +61 3 9414 4000 (overseas)

Auditor	PricewaterhouseCoopers
2 Riverside Quay
Southbank Victoria 3006

Solicitors	Quinert Rodda & Associates Pty Ltd Level 6/400 Collins St
Melbourne Victoria 3000

Website	www.alteritytherapeutics.com

Alterity Therapeutics Limited

Directors’ report

31 December 2021

Your directors present their report on the Consolidated Entity (referred to hereafter as the group) consisting of Alterity Therapeutics Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2021.

Directors

The following persons held office as directors of Alterity Therapeutics Limited during the financial period:

Mr. Geoffrey Kempler

Mr. Brian Meltzer

Mr. Peter Marks

Mr. Lawrence Gozlan

Dr. David Sinclair (resigned 4 January 2022)

Mr. Tristan Edwards (resigned 4 January 2022)

Review of operations - 31 December 2021

Operations

Detailed below is an update on the status of the Group’s research and development projects and overall operations for the half-year ended 31 December 2021.

The Group’s 30 June 2021 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Product Development Lead compound - ATH434

Alterity Therapeutics’ lead compound ATH434 is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology and preserve nerve cells by restoring normal iron balance in the brain. In this way, it has excellent potential to treat Parkinson’s disease as well as various forms of atypical Parkinsonism. ATH434 is orally bioavailable, brain penetrant, and is being developed for Multiple System Atrophy (MSA), a Parkinsonian disorder.

MSA is a rare neurodegenerative disease characterized by failure of the autonomic nervous system and impaired movement and can include rigidity, autonomic instability that affects involuntary functions such as blood pressure maintenance and bladder control, and impaired balance and/or coordination that predisposes to falls. The symptoms reflect the progressive loss of function and death of different types of nerve cells in the brain and spinal cord. It is a rapidly progressive disease and causes profound disability. Current treatment includes medications and lifestyle changes to help manage symptoms, but there is no treatment to slow disease progression and there is no cure.

The Company’s Phase 1 Clinical trial reported in 2019 found ATH434 was considered safe and well-tolerated in adult and older adult (≥ 65 years) human subjects, with an adverse event profile comparable to placebo. The safety profile was similar for adult and older adult volunteers. The results also indicated that ATH434 crosses the blood brain barrier in humans and that well-tolerated doses achieved concentrations in the brain that exceed those associated with robust efficacy in animal models.

ATH434 has Orphan drug designation both with the US FDA and European Commission for the treatment of MSA.

Alterity Therapeutics Limited

Directors’ report

31 December 2021

(continued)

Review of operations - 31 December 2021 (continued)

Phase 2 clinical trial for patients with MSA

Alterity is in the advanced stages of planning for the commencement of its Phase 2 clinical trial for patients with early-stage MSA.

The trial is a randomized, double-blind, placebo-controlled investigation that will explore the effect of ATH434 treatment on imaging and protein biomarkers such as aggregating α-synuclein and excess iron, which are important contributors to MSA pathology. Clinical endpoints and other biomarkers will permit comprehensive assessment of ATH434 efficacy along with characterization of safety and pharmacokinetics. Patients will receive treatment for 12 months which will provide an opportunity to detect changes in efficacy endpoints in order to optimize design of a definitive Phase 3 study.

The company announced its first clinical location in December with the New Zealand Medicines and Medical Devices Safety Authority (Medsafe) authorizing Alterity to commence recruitment in that country. This is the first jurisdiction to authorize the trial with further countries to follow in 2022. The trial expected to open for enrollment in the first quarter of CY 2022.

bioMUSE natural history study for MSA patients

Biomarkers of progression in Multiple Systems Atrophy (bioMUSE) is a natural history study tracking the progression of patients with early MSA. The study is being conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Associate Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in target patient populations.

bioMUSE has met its initial enrollment goal and has been expanded to 20 patients. It continues to provide longitudinal biomarker and clinical data to characterize disease progression in a patient population that mirrors those to be enrolled in the Phase 2 study. The data generated thus far have been invaluable in informing and reducing risk in the Phase 2 trial design.

Key data from bioMUSE were presented at the International Parkinson and Movement Disorder Society Congress and reported that advanced MRI methods employed in the study, referred to as quantitative susceptibility mapping (QSM), demonstrated pathological iron accumulation in multiple areas of the brain in patients with early MSA.

The study investigators concluded that advanced MRI methods for measuring iron may improve patient selection in clinical trials of disease modifying therapy and have potential to serve as a biomarker for assessing treatment induced changes.

Growing scientific validation

Scientific interest and validation in ATH434 continue to grow with data from the Phase 1 trial presented at several global scientific and clinical conferences.

This included the American Autonomic Society 32nd Annual International Symposium. The poster, entitled “Cardiovascular safety and pharmacokinetics of ATH434, a novel small molecule inhibitor of α-synuclein aggregation, in adults and older adults”, described results from the Company’s Phase 1 clinical trial conducted in healthy volunteers. In this trial, ATH434 was well tolerated in adult and ≥ 65-year-old volunteers and demonstrated no cardiac adverse event signal and no clinically significant changes in blood pressure or heart rate at any dose. ATH434 also demonstrated dose dependent pharmacokinetics (PK) after single and multiple oral doses and a half-life that supports twice-daily dosing.

Alterity Therapeutics Limited

Directors’ report

31 December 2021

(continued)

Review of operations - 31 December 2021 (continued)

In addition, three preclinical studies demonstrating the potential of ATH434 to treat Parkinsonian disorders were published.

Movement Disorders, the official journal of the International Parkinson and Movement Disorder Society, published results from a study demonstrating that ATH434 reduces α-synuclein related neurodegeneration in a widely accepted murine model of MSA. The study was performed at the Laboratory for Translational Neurodegeneration Research, Department of Neurology, Medical University of Innsbruck in Austria, a leading laboratory of animal research in MSA, under the direction of Professor Nadia Stefanova. The pre-clinical study showed that treatment with ATH434 was neuroprotective and improved motor function.

The Journal of Parkinson’s Disease published the results from a preclinical study investigating the effect of ATH434 on gastrointestinal complications titled “ATH434 Reverses Colorectal Dysfunction in the A53T Mouse Model of Parkinson’s Disease”. Non-motor symptoms are common in patients with Parkinsonian disorders, such as Parkinson’s disease and MSA. Parkinson’s disease patients experience gastrointestinal complications, cognitive deficits, autonomic dysfunction, and mood disturbance and these non-motor manifestations are an important source of morbidity and reduced quality of life.

Plos ONE published an in vitro study concluding that the novel mechanism of action of ATH434 provides a compelling case for its continued development as a therapeutic agent in neurodegenerative diseases associated with iron accumulation.

Post the reporting period, Alterity advised that data in an animal model of MSA was published in the Journal of Parkinson’s Disease. The publication, entitled, “The Compound ATH434 Prevents Alpha-Synuclein Toxicity in a Murine Model of Multiple System Atrophy” described a study evaluating the efficacy of ATH434 in genetically altered mice that develop manifestations of MSA. The investigation demonstrated that in the studied brain region, ATH434 treatment reduced both the toxic oligomeric and aggregated forms of α-synuclein, a central nervous system protein important for normal function of nerve cells. At the same time, ATH434 treatment reduced the cardinal pathology of MSA (glial cell inclusions), reduced brain iron, preserved neurons, and improved motor performance. The results independently confirmed the previous findings from the laboratory of Dr. Stefanova. The publication concluded that ATH434 is a promising small molecule drug candidate that has potential for treating MSA. The study was led by David I. Finkelstein, Ph.D., Head of Parkinson’s Disease Laboratory at the Florey Institute of Neuroscience and Mental Health and the University of Melbourne.

Next generation compounds to treat neurodegenerative diseases

Alterity’s clinical development strategy is based on the hypothesis that its therapeutics can reduce α-synuclein pathology and preserve nerve cells by restoring normal iron balance in the brain, thereby disrupting the underlying pathology of neurodegenerative conditions. This includes Parkinsonian disorders such as Parkinson’s disease and Multiple System Atrophy, as well as Alzheimer’s disease.

During the period, significant progress was made on two important new patents that place Alterity in a strong position with respect to its iron chaperone technology. These new patent families support the expansion of Alterity’s drug development portfolio. These novel molecules are designed to redistribute the excess iron implicated in many neurodegenerative diseases. In July, the Company announced that the United States Patent and Trademark Office (USPTO) granted US patent No. 10,941,143 relating to claims on a group of 150 novel compounds that act as iron chaperones. This was followed, in August, by a second composition of matter patent, which was allowed by the USPTO securing exclusivity for a new group of iron chaperones that covers more than 80 novel compounds. This patent No. US 11,155,547 has subsequently been granted.

Significant changes in the state of affairs

In July 2021, the Group raised A$17,176,040 by issuing 322,857,900 shares at $0.0532 per share through the use of its “at-the-market” (ATM) facility to fund working capital and progress its research and development activities.

There have been no other significant changes in the state of affairs of the Company during the period.

Alterity Therapeutics Limited

Directors’ report

31 December 2021

(continued)

Events since the end of the financial year

Resignation of Non-Executive Directors

On 4 January 2022 Dr. David Sinclair and Mr. Tristan Edwards resigned as Non-Executive Directors of the Group.

Options issued under the ESOP Plan to Dr. Sinclair (7,000,000) and Mr. Edwards (7,000,000) as approved in September 2020 were forfeited and cancelled upon resignation.

No other matters or circumstances have arisen since 31 December 2021 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future periods.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6.

Rounding of amounts

The company is of a kind referred to ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the directors’ report and financial report. Amounts in the directors’ report and financial report have been rounded off to the nearest dollar in accordance with the instrument.

This report is made in accordance with a resolution of directors.

Mr. Geoffrey Kempler

Chairman

Melbourne

28 February 2022

This page is intentionally left blank.

Alterity Therapeutics Limited

Consolidated statement of profit or loss and other comprehensive income

(Unaudited)

For the half-year ended 31 December 2021

		31 December	31 December
		2021	2020
	Notes	A$	A$

Income
Interest income	6	1,350	6,553
Other income	6	2,359,198	1,924,389

Expenses
Intellectual property expenses		(205,896)	(160,304)
General and administration expenses	7	(3,194,790)	(3,673,407)
Research and development expenses	7	(6,761,542)	(5,806,841)
Other operating expenses		(624)	(20)
Other gains/(losses)	7	1,218,745	(852,232)
Loss for the period		(6,583,559)	(8,561,862)

Loss before income tax		(6,583,559)	(8,561,862)

Income tax expense		-	-

Other comprehensive loss
Other comprehensive income for the period, net of tax		-	-

Total comprehensive loss for the period		(6,583,559)	(8,561,862)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:
Basic loss per share	5	(0.27)	(0.65)
Diluted loss per share	5	(0.27)	(0.65)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of financial position

(Unaudited)

As at 31 December 2021

		31 December	30 June
		2021	2021
	Notes	A$	A$

ASSETS
Current assets
Cash and cash equivalents		37,002,201	28,115,516
Trade and other receivables	8(a)	6,260,577	4,277,677
Other current assets		1,599,963	1,095,753
Total current assets		44,862,741	33,488,946

Non-current assets
Property, plant and equipment		27,270	31,313
Right-of-use assets		41,039	65,495
Total non-current assets		68,309	96,808

Total assets		44,931,050	33,585,754

LIABILITIES
Current liabilities
Trade and other payables		3,134,160	2,502,509
Provisions		613,098	537,368
Other current liabilities		15,167	27,746
Total current liabilities		3,762,425	3,067,623

Non-current liabilities
Provisions		12,907	9,768
Other non-current liabilities		26,727	37,903
Total non-current liabilities		39,634	47,671

Total liabilities		3,802,059	3,115,294

Net assets		41,128,991	30,470,460

EQUITY
Contributed equity	9(a)	213,814,776	197,447,990
Reserves	9(c)	3,626,188	2,750,884
Accumulated losses	9(b)	(176,311,973)	(169,728,414)

Total equity		41,128,991	30,470,460

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of changes in equity

(Unaudited)

For the half-year ended 31 December 2021

		Attributable to owners of
		Alterity Therapeutics Limited
		Contributed		Accumulated
		equity	Reserves	losses	Total
	Notes	A$	A$	A$	A$

Balance at 1 July 2020		160,703,754	866,121	(154,419,061)	7,150,814

Loss for the period		-	-	(8,561,862)	(8,561,862)
Total comprehensive income for the period		-	-	(8,561,862)	(8,561,862)

Transactions with owners in their capacity as owners:
Issue of ordinary shares		36,562,055	-	-	36,562,055
Share-based payment expenses		-	1,577,720	-	1,577,720
Transaction costs		(2,372,505)	-	-	(2,372,505)
		34,189,550	1,577,720	-	35,767,270

Balance at 31 December 2020		194,893,304	2,443,841	(162,980,923)	34,356,222

Balance at 1 July 2021		197,447,990	2,750,884	(169,728,414)	30,470,460

Loss for the period		-	-	(6,583,559)	(6,583,559)
Total comprehensive income for the period		-	-	(6,583,559)	(6,583,559)

Transactions with owners in their capacity as owners:
Issue of ordinary shares	9(a)	17,176,040	-	-	17,176,040
Share-based payment expenses	9(c)(i)	-	875,304	-	875,304
Transaction costs	9(a)	(809,254)	-	-	(809,254)
		16,366,786	875,304	-	17,242,090

Balance at 31 December 2021		213,814,776	3,626,188	(176,311,973)	41,128,991

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of cash flows

(Unaudited)

For the half-year ended 31 December 2021

		31 December	31 December
		2021	2020
	Notes	A$	A$

Cash flows from operating activities
Payments to suppliers and employees		(9,002,490)	(7,385,267)
COVID-19 government relief		103,338	53,564
Other grant received		225,746	-
Interest received		1,352	1,397
Net cash (outflow) from operating activities	10	(8,672,054)	(7,330,306)

Cash flows from investing activities
Payments for property, plant and equipment		(2,559)	(2,494)
Net cash (outflow) from investing activities		(2,559)	(2,494)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities		17,176,040	36,562,055
Transaction costs relating to issue of equity		(809,254)	(2,372,505)
Principle elements of lease payments		(23,755)	(24,249)
Net cash inflow from financing activities		16,343,031	34,165,301

Net increase in cash and cash equivalents		7,668,418	26,832,501
Cash and cash equivalents at the beginning of the financial year		28,115,516	9,196,892
Effects of exchange rate changes on cash and cash equivalents		1,218,267	(987,215)
Cash and cash equivalents at end of period		37,002,201	35,042,178

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2021

1	Basis of preparation of half-year report

This condensed consolidated interim report for the half-year reporting period ended 31 December 2021 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2021 and any public announcements made by Alterity Therapeutics Limited (the “Group”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except as discussed below.

(a)	New and amended standards adopted by the Group

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ‘AASB’ that are mandatory for the current reporting period.

The adoption of these standards has not had any impact on the disclosures or amounts reported in these financial statements.

2	Significant changes in the current reporting period

In July 2021, the Group raised A$17,176,040 by issuing 322,857,900 shares at $0.0532 per share through the use of its “at-the-market” (ATM) facility to fund working capital and progress its research and development activities.

There have been no other significant changes in the state of affairs of the Company during the period.

3	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group operated in one segment, being research and development in the field of Parkinsonian and other neurodegenerative disorders.

4	Dividends

The Group has not declared any dividends in the period ended 31 December 2021 (2020: nil)

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2021

(continued)

5	Loss per share

(a)	Basic and diluted loss per share

	31 December	31 December
	2021 Cents	2020 Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:
Basic loss per share	(0.27)	(0.65)
Diluted loss per share	(0.27)	(0.65)

(b)	Reconciliation of loss used in calculating loss per share

	31 December	31 December
	2021 A$	2020 A$
Basic loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic loss per share:	(6,583,559)	(8,561,862)

Diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating diluted loss per share:	(6,583,559)	(8,561,862)

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2021

(continued)

5	Loss per share (continued)

(c)	Weighted average number of shares used as the denominator

	31 December 2021 Number	31 December 2020 Number

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	2,405,110,327	1,323,432,372

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

6	Interest and other income

	31 December	31 December
	2021 A$	2020 A$
Interest and other income
Interest income	1,350	6,553
	1,350	6,553
Other Income
R&D tax incentive	2,133,452	1,883,325
COVID-19 relief	-	41,064
Other grant (1)	225,746	-
	2,359,198	1,924,389

[1]	Other grants relates to the receipt of grant funding awarded by Michael J. Fox Foundation during the period ended 31 December 2021.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2021

(continued)

7	Loss for the period

	31 December	31 December
	2021 A$	2020 A$
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	6,602	12,417
Depreciation on leased assets	24,934	23,215
Employee expenses (non R&D related)	370,564	376,220
Consultant and director expenses	242,563	387,310
Audit, internal control and other assurance expenses	109,398	115,798
Corporate compliance expenses	217,776	372,697
Office rental	30,458	66,664
Other administrative and office expenses	503,885	332,784
Insurance expenses	324,798	258,582
Share-based payment expenses	875,304	1,577,720
Corporate advisory	488,508	150,000
	3,194,790	3,673,407
Research and development expenses
Employee expenses	1,192,238	1,072,468
Other research and development expenses[1]	5,569,304	4,734,373
	6,761,542	5,806,841
Other gains and losses
Foreign exchange (gain)/ loss	(1,218,745)	852,232
	(1,218,745)	852,232

(1)	Other research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2021

(continued)

8	Financial assets and financial liabilities

(a)	Trade and other receivables

	31 December 2021			30 June 2021
	Current	Non- current	Total	Current	Non- current	Total
	A$	A$	A$	A$	A$	A$

R&D tax incentive receivable	6,259,819	-	6,259,819	4,126,364	-	4,126,364
Accrued interest income	267	-	267	269	-	269
Goods and services tax receivable	491	-	491	47,706	-	47,706
Other receivable	-	-	-	103,338	-	103,338
	6,260,577	-	6,260,577	4,277,677	-	4,277,677

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover. For further details, see note 13(a).

A 43.5% R&D Tax incentive refundable tax offset is available to eligible small companies with an annual aggregate turnover of less than $20 million. For the year ended 30 June 2021 and half-year ended 31 December 2021, the Group recorded $4,126,364 and $2,133,722 respectively in other income and receivables.

(i) Classification as trade and other receivables

Trade receivables and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are generally due for settlement within one year and therefore are all classified as current.

(b)	Recognised fair value measurements

The financial instruments recognised at fair value in the statement of financial position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements.

The fair value hierarchy consists of the following levels:

●	quoted prices in active markets for identical assets or liabilities (Level 1);

●	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

●	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level3).

During the period, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous periods.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2021

(continued)

9	Equity

(a)	Contributed equity

	31 December 2021 Shares	30 June 2021 Shares	31 December 2021 A$	30 June 2021 A$

Ordinary shares - fully paid	2,406,874,578	2,084,016,678	213,814,776	197,447,990

Movements in ordinary share:

Details	Number of shares	A$
Opening balance 1 July 2021	2,084,016,678	197,447,990
Shares issued during the year	322,857,900	17,176,040
Transaction costs	-	(809,254)
Balance 31 December 2021	2,406,874,578	213,814,776

Details of shares issued during the current period:

			Issue price	Amount
Details		Number	A$	A$

2-Jul-2021	Issue of shares under ATM facility	322,857,900	0.0532	17,176,040
		322,857,900		17,176,040

(b)	Accumulated losses

Movements in accumulated losses were as follows:

	31 December 2021 A$	31 December 2020 A$

Balance at the beginning of the period	169,728,414	154,419,061
Net loss for the period	6,583,559	8,561,862
Balance at the end of the period	176,311,973	162,980,923

(c)	Reserves

(i)	Options

	31 December 2021 Options	30 June 2021 Options	31 December 2021 A$	30 June 2021 A$

Options over fully paid ordinary shares	205,692,720	160,542,720	3,626,188	2,750,884

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2021

(continued)

9	Equity (continued)

(c)	Reserves (continued)

(i)	Options (continued)

The table below presents the movements in options granted and issued during the half-year ended 31 December 2021.

Details		Number	Amount A$
8-Dec-2021	Unlisted options issued to consultant	12,000,000	326,544
8-Dec-2021	Unlisted options issued to employees	13,900,000	13,326
8-Dec-2021	Unlisted options issued to employees	19,250,000	18,816
		45,150,000	358,686

					Fair value at grant
Date issued	Quantity	Grant Date	Expiry Date	Exercise price ($)	date per option ($) *
08-Dec-2021	12,000,000	31-Jul-2021	31-Jul-2024	$0.0700	$0.0272
08-Dec-2021	13,900,000	29-Nov-2021	29-Nov-2026	$0.0238	$0.0210
08-Dec-2021	19,250,000	29-Nov-2021	29-Nov-2026	$0.0375	$0.0214
	45,150,000

*	Rounded to the nearest four decimal points.

(ii)	Free-attaching options

	31 December 2021 Options	30 June 2021 Options	31 December 2021 A$	30 June 2021 A$

Free-attaching options	674,694,939	674,694,939	-	-

There was no movement during the half-year ended 31 December 2021.

There have been no other options over fully paid ordinary shares issued, exercised or forfeited during the current period.

(iii)	Nature and purpose of reserves

The share-based payments reserve is used to recognise the fair value of options issued to employees and consultants but not exercised.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2021

(continued)

10	Reconciliation of profit after income tax to net cash flow from operating activities

	31 December 2021 A$	31 December 2020 A$
Loss for the period	6,583,559	8,561,862
Depreciation on fixed assets	(6,602)	(12,417)
Depreciation on leased assets	(24,934)	(23,215)
Non-cash employee benefits expense - share-based payments	(875,304)	(1,577,720)
Net foreign exchange differences	1,218,745	(987,215)
(Increase)/decrease in provisions	(78,869)	(62,547)
Increase/(decrease) in trade and other receivables	1,982,900	1,916,120
Increase/(decrease) in other current assets	504,210	(229,445)
(Increase)/decrease in trade and other payables	(631,651)	(255,505)
(Increase)/decrease in other current liabilities	-	388
	8,672,054	7,330,306

11	Related party transactions

During the half-year ended 31 December 2021 the Group paid a total of A$37,500 (excl. GST) in corporate advisory fees to Montoya Pty Ltd, an associated entity of Mr. Lawrence Gozlan, a director of the Group and A$101,400 (excl. GST) in corporate advisory fees to Kemdev Pty Ltd, an associated entity of Mr. Geoffrey Kempler. A$75,000 (excl. GST) is payable to Kemdev Pty Ltd at the end of the period.

There were no other related party transactions other than those related to director and key management personnel remuneration and equity and transactions by the Group and its subsidiaries.

12	Events occurring after the reporting period

Resignation of Non-Executive Directors

On 4 January 2022 Dr. David Sinclair and Mr. Tristan Edwards resigned as Non-Executive Directors of the Group.

Options issued under the ESOP Plan to Dr. Sinclair (7,000,000) and Mr. Edwards (7,000,000) as approved in September 2020 were forfeited and cancelled upon resignation.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial periods.

13	Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the “Group”) makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2021

(continued)

13	Significant estimates and assumptions (continued)

(a)	R&D tax incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A 43.5% refundable tax offset will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 31 December 2021 the Group has recorded an item in other income of $A2,133,452 (31 Dec 2020:

$1,883,325) to recognise this amount which relates to this period.

On 7 October 2020, the Treasury Laws Amendment (A Tax Plan for the Covid-19 Economic Recovery Bill 2020) was introduced to the Parliament. This legislation supersedes the Treasury Laws Amendment (Research and Development Incentive) Bill 2019. Under the amendments, commencing 1 July 2021, the refundable tax offset rate for companies with aggregated turnover below $20 million would become 18.5% above the companies tax rate and the R&D expenditure threshold would be increased from $100 million to $150 million.

Management does not consider the rate reduction or the refund cap has material impact towards the Group’s R&D tax incentive claim for the next financial year going forward. The rate reduction has no material impact on the R&D tax incentive estimate reported in financial statements for the half-year ended 31 December 2021.

14	COVID-19 impact on business

The COVID-19 pandemic has caused uncertainty in global markets and its impact is unable to be reliably measured. However, COVID-19 has had limited effect thus far on the Group’s operation. Development activities have continued with minimal disruption.

Alterity Therapeutics Limited

Directors’ declaration

31 December 2021

In the directors’ opinion:

(a)	the interim financial statements and notes set out on pages 2 to 19 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2021 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that Alterity Therapeutics Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

Mr. Geoffrey Kempler

Chairman

Melbourne

28 February 2022

Preparation of interim financial statements for users in multiple jurisdictions

The Group has prepared the interim financial statements to conform to the requirements and needs of users of the financial statements located in both Australia and the U.S.

For U.S users, the Group has prepared the interim financial statements to conform to the requirements of IAS 34 Interim Financial Reporting. Consistent with U.S. domestic registrants, the Group has labelled the interim financial information “unaudited” because the interim financial information is not subject to an audit by our independent registered public accounting firm. The auditor’s independence declaration and independent auditor’s review report are included within this filing to meet the requirements of Australian laws and regulations and are furnished, not filed, for the purposes of incorporation of the related financial statements in any U.S. registration document.

For Australian users, the Group has prepared the interim financial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. A review of the interim financial information has been performed by the Group’s independent auditors to meet the requirements of Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this filing.

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